# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nabors Energy Transition Corp. II, CIK 0001975218
CUSIP: G6363K106
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 515 W. GREENS ROAD, SUITE 1200, HOUSTON, Texas (TX), 77067
Date of event which requires filing of this statement: 11/17/2025
Filed by CIK 0001937147
Persons authorized to receive notices and communications: Jacob Ma-Weaver, 601 California Street, Suite 1151, San Francisco, California (CA), 94108, (415) 857-1965

## Reporting persons
- Funicular Funds, LP (CIK 0001937147): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,710,692; shared voting power 0; sole dispositive power 2,710,692; shared dispositive power 0; aggregate amount beneficially owned 2,710,692 (56.4% of the class)
- Cable Car Capital, LP (CIK 0001699575): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,710,692; shared voting power 0; sole dispositive power 2,710,692; shared dispositive power 0; aggregate amount beneficially owned 2,710,692 (56.4% of the class)
- Ma-Weaver Jacob (CIK 0001922140): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,710,692; shared voting power 0; sole dispositive power 2,710,692; shared dispositive power 0; aggregate amount beneficially owned 2,710,692 (56.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Nabors Energy Transition Corp. II
Address of issuer's principal executive offices: 515 W. GREENS ROAD, SUITE 1200, HOUSTON, Texas (TX), 77067

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Funicular Funds, LP (the "Fund"), a Delaware limited partnership, with respect to the Shares beneficially owned and held of record by the Fund. The general partner of the Fund is Cable Car Capital, LP ("Cable Car"), a Delaware limited partnership. Jacob Ma-Weaver, a United States citizen, is the ultimate individual responsible for directing the voting and disposition of the Shares held by the Fund. Each of the Fund, Cable Car, and Mr. Ma-Weaver are referred to as a "Reporting Person" and collectively as the "Reporting Persons".
Residence or business address: The principal business address for the Reporting Persons is 601 California Street, Suite 1151, San Francisco, California 94108.
Present principal occupation or employment: The Fund is a private investment partnership whose principal business is investing and trading in securities. Cable Car is an investment adviser registered with the Securities and Exchange Commission. Its principal business is investment management. Mr. Ma-Weaver has sole discretionary authority over the accounts of the Fund.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Funicular Funds, LP - Delaware
Cable Car Capital, LP - Delaware
Jacob Ma-Weaver - United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares to which this Schedule 13D relates were acquired for an aggregate purchase price of $30,718,271.25, inclusive of brokerage commissions. Funds for the purchase were obtained from the available working capital of the Fund, which may include borrowings under portfolio margin agreements with the Fund's custodians. Positions in the Shares to which this Schedule 13D relates may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On November 17, 2025, with the prior authorization of Cede & Co. as contributory, Funicular Funds, LP filed a petition with the Grand Court of the Cayman Islands Financial Services Division, In the Matter of Section 94 of the Companies Act (2025 Revision) and In the Matter of Nabors Energy Transition Corp. II. The petition seeks the appointment of court-supervised liquidators and the commencement of a just and equitable winding up process on the grounds that the substratum of the Issuer has failed and the Reporting Persons have justifiably lost trust and confidence in the management of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based on 4,808,747 Class A Shares purportedly outstanding as of November 14, 2025, which is the total number of Shares outstanding as reported on the cover page of the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2025 less the number of shares the Issuer purported to redeem in connection with the Extraordinary General Meeting held on November 14, 2025, as reported on the Issuer's 8-K filed with the Securities and Exchange Commission on November 17, 2025.

As of the close of business on November 19, 2025, the Fund beneficially owned 2,710,692 Shares, constituting approximately 56.4% of the Issuer's outstanding Class A Shares. Cable Car, as the general partner of the Fund, may be deemed the beneficial owner of the 2,710,692 Shares owned by the Fund. Mr. Ma-Weaver, as the Managing Member of Cable Car, may be deemed the beneficial owner of the 2,710,692 Shares owned by the Fund.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Funicular Funds, LP - 2,710,692
Cable Car Capital, LP - 2,710,692
Jacob Ma-Weaver - 2,710,692
Transactions in the class effected during the past sixty days: Schedule A is incorporated herein by reference
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A. Joint Filing Agreement

## Signatures
- Funicular Funds, LP: Jacob Ma-Weaver, Managing Member of the General Partner (11/19/2025)
- Cable Car Capital, LP: Jacob Ma-Weaver, Managing Member (11/19/2025)
- Ma-Weaver Jacob: Ma-Weaver Jacob, Ma-Weaver Jacob (11/19/2025)